Exhibit (a)(5)(ix)

For more information, contact:

Katharine Raymond

Investor Relations Coordinator

Acxiom Corporation

(501) 342-1321

EACXM

Acxiom Provides Revised Preliminary Information

on Self-Tender Offer

LITTLE ROCK, Ark. — September 14, 2006 — Acxiom® Corporation (Nasdaq: ACXM) today provided revised information with respect to its previously announced preliminary results of its modified “Dutch Auction” self-tender offer, which expired at 5:00 p.m. EDT Tuesday, September 12, 2006.

Acxiom had previously announced preliminary information provided by the depositary for the tender offer that the total number of shares validly tendered at or below a price of $27.00 per share was 24,911,233, including 8,537,481 shares that were tendered through notice of guaranteed delivery. Revised preliminary information provided by the depositary on September 13, 2006 indicated that the total number of shares validly tendered was 33,448,714, including the 8,537,481 shares tendered through notice of guaranteed delivery. Based on these revised preliminary results Acxiom expects to purchase 11,111,111 shares in the tender offer, subject to proration, at $25.00 per share. Acxiom has also been informed by the depositary that the updated preliminary proration factor for the shares tendered at $25.00 is approximately 74 percent. The exact proration factor and purchase price per share continue to be subject to delivery of the shares that were tendered through notice of guaranteed delivery.

The results announced today continue to be preliminary and remain subject to verification by the depositary of the proper delivery of the shares validly tendered and not withdrawn. Final results will be announced following the completion of the verification process. Acxiom expects payment for the shares accepted for purchase to occur on or about September 18, 2006, and the return of all shares tendered and not accepted for purchase to occur within one week.

The dealer managers for the self-tender offer are J.P. Morgan Securities Inc. and Stephens Inc. The information agent is Innisfree M&A Incorporated, and the depositary is Computershare Trust Company, N.A. Any questions about the self-tender offer may be directed to the information agent at 1-877-750-9457, or the dealer managers, J.P. Morgan Securities Inc. at 1-877-371-5947 or Stephens Inc. at 1-800-643-9691.

About Acxiom

Acxiom Corporation (Nasdaq: ACXM) integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom’s innovative solutions are Customer Data Integration (CDI) technology, data, database services, IT outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States and Europe, and in Australia and China.